Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-179573
April 18, 2012

Omnicom Group Inc., Omnicom Capital Inc. and Omnicom Finance Inc.

$750,000,000 3.625% Senior Notes due 2022

Pricing Term Sheet

Co-Issuers:	Omnicom Group Inc. Omnicom Capital Inc. Omnicom Finance Inc.
Ratings:	Moody’s: Baa1 (stable) S&P: BBB+ (stable)
Title of Securities:	3.625% Senior Notes due 2022
Principal Amount:	$750,000,000
Coupon:	3.625% per annum
Interest Payment Dates:	Semi-annually on each May 1 and November 1
Initial Interest Payment Date:	November 1, 2012
Maturity Date:	May 1, 2022
Benchmark Treasury:	2.000% due 2/22
Benchmark Treasury Yield:	1.977%
Spread to Treasury:	170 basis points
Re-offer Yield:	3.677%
Price to Public (Issue Price):	99.567%
Optional Redemption:

Make-whole call at any time, at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at Treasury Rate plus a make whole spread of 30 basis points, plus accrued and unpaid interest thereon to the redemption date.

Trade Date:	April 18, 2012
Settlement Date (T+3):	April 23, 2012
CUSIP:	681919AZ9
ISIN:	US681919AZ97
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated HSBC Securities (USA) Inc. Wells Fargo Securities, LLC
Co-Managers:

BNP Paribas Securities Corp.

Mitsubishi UFJ Securities (USA), Inc.

Deutsche Bank Securities Inc.

Moelis & Company LLC

Banca IMI S.p.A.

Barclays Capital Inc.

Mizuho Securities USA Inc.

SMBC Nikko Capital Markets Limited

U.S. Bancorp Investments, Inc.

ANZ Securities, Inc.

Danske Markets Inc.

ING Financial Markets LLC

The Williams Capital Group, L.P.

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An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897. Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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